COMMENTS RECEIVED ON 01/29/2025

FROM DANIEL GREENSPAN

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)
Fidelity Municipal Bond Index Fund

Fidelity Systematic Municipal Bond Index ETF

N-14 FILED ON 01/03/2025

N-14 Information Statement and Prospectus

1.

C:

The Staff requests we confirm supplementally that the registration statement for the ETF will not be used to sell shares until after the merger is consummated.

R:

The Registrant confirms that the registration statement will not be used for the sale of shares until after the merger is complete.

2.

C:

The Staff requests we confirm no additional disclosure is required under Item 8 of Form N-14 or revise accordingly.

R:

We confirm there are no additional disclosures required under Item 8 of Form N-14.

3.

SUMMARY - Annual Operating Expenses

C:

The Staff requests we confirm the fees and expense information reflects the most current information available.

R:

We confirm that the fees presented in the Annual Operating Expenses table are current.

4.

SUMMARY – Annual Operating Expenses

C:

The Staff requests we disclose whether the adviser’s right of recoupment for expense reimbursement will survive the reorganization.

R:

The fund does not currently have an expense reimbursement arrangement in place. Accordingly, we respectfully decline to revise the disclosure.

5.

THE TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we provide additional disclosure about the conclusions reached by the Board with respect to each of the factors listed.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund. Accordingly, we respectfully decline to revise the disclosure.

6.

THE TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we confirm that all material considerations are described including any that are adverse to the reorganization.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund. Accordingly, we respectfully decline to revise the disclosure.